UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Mobile-health Network Solutions

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

+65 6222 5223

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Mobile-Health,” “we,” “us” and “our” refer to Mobile-health Network Solutions and its subsidiaries.

EXPLANATORY NOTE

Annual General Meeting Results

On September 11, 2025, Mobile-health Network Solutions (the “Company”) held its Extraordinary General Meeting (“EGM”) of the shareholders. At the EGM, a total of 16,055,354 of the Company’s Class A ordinary shares (“Class A Shares”) and Class B ordinary shares (“Class B Shares”) were represented by in person or proxy, representing approximately 85.36% in voting power of the Company’s ordinary shares as of the August 11, 2025 record date. Each Class A Share is entitled to one vote, and each Class B Share is entitled to 10 votes. The Class A Shares and the Class B Shares voted together as a class on each of the voting items presented at the EGM.

The following are the voting results for the voting items considered and voted upon at the EGM, each as described in the notice of extraordinary general meeting of shareholders made available to shareholders on August 25, 2025.

Proposal 1: Approval of the share consolidation

For	Against	Abstain
15,929,637	124,090	1,627

Proposal 2: Approval of the Amended and Restated Memorandum and Articles of Association of Mobile-health Network Solutions

For	Against	Abstain
15,566,399	19,397	1,904

Based on the foregoing votes, the shareholders approved each of such voting items.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mobile-health Network Solutions

Date: September 12, 2025	By:	/s/ Siaw Tung Yeng
	Name:	Siaw Tung Yeng
	Title:	Chief Executive Officer